UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report

General Electric Company
(Exact name of the registrant as specified in its charter)

New York	001-00035	14-0689340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3135 Easton Turnpike, Fairfield, Connecticut	06828-0001
(Address of principal executive offices)	(Zip code)

Christoph A. Pereira	(203) 373-2663
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

   √               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01                      Conflict Minerals Disclosure and Report

A copy of the General Electric Company Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.ge.com.

Item 1.02	Exhibit

The General Electric Company Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.02 – General Electric Company Conflict Minerals Report

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

General Electric Company (Registrant)
By:	/s/ Brackett B. Denniston III	6/02/2014
	Brackett B. Denniston III Senior Vice President, General Counsel and Secretary	(Date)

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EXHIBIT INDEX

Exhibit 1.02 General Electric Company Conflict Minerals Report